SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT AND RULE 13E-3 THEREUNDER

Media Source, Inc.
(Name of Issuer)

Media Source, Inc.
MSI Merger Corp.
S. Robert Davis
Charles R. Davis
Melissa L. Davis
Laura D. Byrne
Thomas Byrne
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

58445e100
(CUSIP Number of Class of Securities)

Media Source, Inc.
MSI Merger Corp.
S. Robert Davis
Charles R. Davis
Melissa L. Davis
Laura D. Byrne
Thomas Byrne
c/o S. Robert Davis
5695 AVERY ROAD
DUBLIN, OHIO 43016
(614) 889-1143
Fax: (614) 889-7841

With Copies To:
 Philip M. Shasteen, Esq.

Johnson, Pope, Bokor, Ruppel & Burns, P.A. 100 North Tampa Street, Suite 1800 Tampa, FL 33602 (813) 225-2500 Fax: (813) 225-1857	Robert R. Ouellette Michael S. Jordan Schottenstein, Zor & Dunn, Co., L.P.A. 41 South High Street Columbus, Ohio 43215 (614) 462-2700 Fax: (614) 462-5135

(Name, Address and Telephone Number of Person Authorized to Receive Notices
And Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

CALCULATION OF FILING FEE

TRANSACTION VALUE*	AMOUNT OF FILING FEE

$2,576,448	$516

*     For purposes of calculating the fee only. Assumes purchase of 107,352 shares, par value $.01 per share, of Media Source, Inc. at $24 per share.

☒	Check the box if any part of the fee is offset as provided by § 0.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $516

Form or Registration No.: Preliminary Proxy Statement on Schedule 14A

Filing Party: Media Source, Inc.

Date Filed: August 1, 2003

INTRODUCTION

     This Amendment No. 1 to Rule 13e-3 Transaction Statement (the “Statement”) is being filed in connection with the filing by Media Source, Inc. (“Media Source” or the “Company”) with the Securities and Exchange Commission (the “Commission”) of a Definitive Proxy Statement on Schedule 14A (as amended, the “Proxy Statement”) in connection with a special meeting of the stockholders of Media Source. At such meeting, the stockholders of Media Source will vote upon, among other things, the adoption and approval of an Agreement and Plan of Merger dated as of April 21, 2003 (the “Merger Agreement”) by and among Media Source and MSI Merger Corp., pursuant to which MSI Merger Corp. will be merged with and into Media Source.

     A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement. All references in this Schedule 13E-3 to Items 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

     The information in the Proxy Statement, including all Appendices thereto, is expressly incorporated by reference into this Amendment No. 2 to Schedule 13E-3 in its entirety, and the responses to each Item are qualified in their entirety by the provisions of the Proxy Statement. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.

     The filing of this Statement shall not be construed as an admission by Melissa L. Davis, Laura D. Byrne, or Thomas Byrne, that they or any of their affiliates is an “affiliate” of Media Source within the meaning of Rule 13E-3 under Section 13(e) of the Exchange Act.

ITEM 1. SUMMARY TERM SHEET.

     Regulation M-A Item 1001

The information contained in the section of the Proxy Statement entitled “SUMMARY” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     Regulation M-A Item 1002

(a)	Media Source, Inc.
5695 Avery Road
Dublin, Ohio 43016
(614) 889-1143

(b)	Common stock, $0.01 par value, 323,776 shares issued and outstanding as of August 1, 2003.

(c) — (d)	The information contained in the section of the Proxy Statement entitled “MARKET PRICES OF COMMON STOCK AND DIVIDENDS” is incorporated herein by reference.

(e)	Not applicable.

(f)	The information contained in the section of the Proxy Statement entitled “RECENT STOCK PURCHASES” is incorporated by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

     Regulation M-A Item 1003

(a)	Media Source, Inc.:
S. Robert Davis, Chairman of the Board and President
Charles R. Davis, director
Randall J. Asmo, Director
Juan F. Sotos, M.D., director
Rodney L. Taylor, director
Brent A Garland, director
Donald R. Hollenack, Chief Financial Officer
5695 Avery Road
Dublin, Ohio 43016
(614) 889-1143

MSI Merger Corp.:
S Robert Davis, Director and President
Charles R. Davis, Director and Treasurer
Randall J. Asmo, Director and Secretary
5695 Avery Road
Dublin, Ohio 43016
(614) 889-1143

(b)	MSI Merger Corp. was recently formed by S. Robert Davis, Charles R. Davis, Melissa L. Davis, Laura D. Byrne, and Thomas Byrne, for the sole purpose of consummating the merger described in the Proxy Statement. Laura D. Byrne and Thomas Byrne acted on their own behalf and as custodians for their three minor children.

(c)	Laura D. Byrne and Thomas Byrne:
c/o Thomas Byrne
1050 Fifth Third Center
21 East State Street
Columbus, Ohio 43215-4224
(614) 221-0240

Melissa L. Davis:
5695 Avery Road
Dublin, Ohio 43016
(614) 889-1143

The information contained in Appendix D, Part V. to the Proxy Statement with respect to S. Robert Davis, Charles R. Davis, Melissa L. Davis, Laura D. Byrne, and Thomas Byrne, is incorporated herein by reference.

Neither the Filing Persons nor the respective officers, directors, or persons controlling the Filing Persons, as applicable, have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.

     Regulation M-A Item 1004

(a)(1)	Not applicable.

(a)(2)	The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

SUMMARY — What am I being asked to vote upon?

SUMMARY — What will happen to my common stock as a result of the merger?

SUMMARY — Why is the board of directors recommending that I vote in favor of the Merger Agreement?

SUMMARY — What vote is required to adopt and approve the merger agreement?

SUMMARY — What are the consequences of the merger to present members of management and the board of directors?

SUMMARY — What are the U.S. federal income tax consequences of the merger?

SPECIAL FACTORS.

GENERAL INFORMATION ABOUT THE SPECIAL MEETING — Record Date and Voting Information.

SPECIAL FACTORS — Purpose and Reasons of the Davis Group for the Merger.

EFFECTS OF THE MERGER.

INTERESTS OF THE DIRECTORS, EXECUTIVE OFFICERS AND THE DAVIS GROUP IN THE MERGER — Merger Consideration to be Received by the Davis Group.

ANTICIPATED ACCOUNTING TREATMENT OF MERGER.

THE MERGER AGREEMENT — Conversion of Common Stock.

CONTINUING EQUITY INTERESTS OF THE DAVIS GROUP.
FEDERAL INCOME TAX CONSIDERATIONS.

(c)	The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

SUMMARY — What will happen to my common stock in the merger?

SUMMARY — What are the consequences of the merger to present members of management and the board of directors?

EFFECTS OF THE MERGER.

THE MERGER AGREEMENT — Conversion of Common Stock.

(d)	The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

SUMMARY — What rights do I have if I oppose the proposed merger?

GENERAL INFORMATION ABOUT THE SPECIAL MEETING — Appraisal Rights.

APPRAISAL RIGHTS.

Appendix B to the Proxy Statement.

(e)	No provision has been made by any Filing Persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f)	Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Regulation M-A Item 1005

(a)	The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

INTERESTS OF THE DIRECTORS, EXECUTIVE OFFICERS AND THE DAVIS GROUP IN THE MERGER.

SUMMARY — What will happen to my common stock in the merger?

THE MERGER AGREEMENT — Conversion of Common Stock.

(b), (c)	The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

SUMMARY — Who are the parties to the Merger Agreement?

SPECIAL FACTORS — Background of the Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(e)	The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

SUMMARY — What will happen to my common stock in the merger?

THE MERGER AGREEMENT.

Appendix A to the Proxy Statement.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Regulation M-A Item 1006

(b), (c)(1)-(c)(8)	The information contained in the following sections of the Proxy Statement is incorporated hereby by reference:

SUMMARY — Who are the parties to the Merger Agreement?

SPECIAL FACTORS — Background of the Merger.

EFFECTS OF THE MERGER.

INTERESTS OF THE DIRECTORS, EXECUTIVE OFFICERS AND THE DAVIS GROUP IN THE MERGER — Executive Officers of Media Source and Executive Officers of the Surviving Corporation.

MERGER FINANCING.

THE MERGER AGREEMENT.

Appendix A to the Proxy Statement.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     Regulation M-A Item 1013

(a) — (c)	The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

SUMMARY — Why is the board of directors recommending that I vote in favor of the merger?

SUMMARY — Did the special committee receive any offers from others to acquire Media Source at prices higher than $24 per share?

SPECIAL FACTORS — Background of the Merger.

SPECIAL FACTORS — Determinations and Recommendations of the Special Committee and the Media Source Board of Directors; Fairness of the Merger.

SPECIAL FACTORS — Determinations and Recommendations of the Special Committee and the Media Source Board of Directors; Fairness of the Merger.

SPECIAL FACTORS — Purpose and Reasons of Media Source for the Merger and Structure of the Merger.

(d)	The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

SUMMARY — What will happen to my common stock as a result of the merger?

SUMMARY — What are the consequences of the merger to present members of management and the board of directors?

SUMMARY — What will happen to the market for Media Source’s common stock after the merger?

SUMMARY — What are the U.S. federal income tax consequences of the merger?

SUMMARY — What rights do I have if I oppose the proposed merger?

EFFECTS OF THE MERGER.

FEDERAL INCOME TAX CONSIDERATIONS.

APPRAISAL RIGHTS.

THE MERGER AGREEMENT — Conversion of Common Stock.

THE MERGER AGREEMENT — Payment for Shares.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     Regulation M-A Item 1014

(a) — (e)	The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

SUMMARY — Has the board of directors recommended the merger?

SUMMARY — Why is the board of directors recommending that I vote in favor of the Merger Agreement?

SUMMARY — Why was the special committee formed?

SUMMARY — Who can vote on the merger agreement?

SUMMARY — What vote is required to adopt and approve the merger agreement?

SPECIAL FACTORS.

GENERAL INFORMATION ABOUT THE SPECIAL MEETING — Record Date and Voting Information.

SPECIAL FACTORS — Position of the Davis Group and MSI as to Fairness of the Merger.

(f)	Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     Regulation M-A Item 1015

(a) — (c)	The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

SUMMARY — Why was the special committee formed?

SUMMARY — How was the amount of the merger price determined?

SPECIAL FACTORS — Background of the Merger.

SPECIAL FACTORS — Summary of the Financial Advisor’s Fairness Analysis.

Appendix C to the Proxy Statement.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

     Regulation M-A Item 1007

(a), (b), and (d)	The information contained in the section of the Proxy Statement entitled “MERGER FINANCING” is incorporated herein by reference. There are no alternative financing plans if the financing by The Huntington National Bank falls through.

(c)	The information contained in the section of the Proxy Statement entitled “ESTIMATED FEES AND EXPENSES OF THE MERGER” is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Regulation M-A Item 1008

(a)	The information contained in the section of the Proxy Statement entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b)	The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

RECENT STOCK PURCHASES — Recent Transactions.

THE MERGER AGREEMENT— Conversion of Common Stock.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     Regulation M-A Item 1012

(d), (e)	The information contained in the following sections of the Proxy Statement entitled “MERGER FINANCING” is incorporated herein by reference.

SUMMARY — Has the board of directors recommended the merger?

SUMMARY — What vote is required to adopt and approve the merger agreement?

SUMMARY — Why is the board of directors recommending that I vote in favor of the merger agreement?

SPECIAL FACTORS — Determinations and Recommendations of the Special Committee and the Media Source Board of Directors; Fairness of the Merger.

GENERAL INFORMATION ABOUT THE SPECIAL MEETING — Record Date and Voting Information.

SPECIAL FACTORS — Purpose and reasons of the Davis Group for the Merger.

SPECIAL FACTORS — Position of the Davis Group and MSI as to Fairness of the Merger.

SPECIAL FACTORS — Purpose and Reasons of Media Source for the Merger and Structure of the Merger.

ITEM 13. FINANCIAL STATEMENTS.

     Regulation M-A Item 1010

(a)	The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE; ATTACHMENTS

SELECTED FINANCIAL DATA.

MARKET PRICES OF COMMON STOCK AND DIVIDENDS.

(b)	Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Regulation M-A Item 1009

(a) — (b)	The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

ESTIMATED FEES AND EXPENSES OF THE MERGER.

GENERAL INFORMATION ABOUT THE SPECIAL MEETING — Expenses of Proxy Solicitation.

ITEM 15. ADDITIONAL INFORMATION.

     Regulation M-A Item 1011

(b)	The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a)(1)	Definitive Proxy Statement filed with the Securities and Exchange Commission on August 1, 2003 (the “Proxy Statement”).

(a)(2)	Form of Proxy filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(b)	The Huntington National Bank Commitment Letter dated May 16, 2003.*

(c)(1)	Opinion of Commonwealth Business Advisory Group, LLC (incorporated herein by reference to the Proxy Statement).

(c)(2)	Letter dated April 18, 2003 from Commonwealth Business Advisory Group, LLC to special committee of the Media Source board of directors.*

(c)(3)	Memorandum and Analysis Regarding Buyout Proposal, prepared by Commonwealth Business advisory Group, LLC.*

(d)(1)	Agreement and Plan of Merger dated April 21, 2003, by and among Media Source, Inc., a Delaware corporation; and MSI Merger Corp., an Ohio corporation (incorporated herein by reference to the Proxy Statement).

(d)(2)	Subscription Agreement dated as of May 23, 2003, by and among MSI Merger Corp., S. Robert Davis, Charles R. Davis, Melissa L. Davis, Laura D. Byrne, and Thomas Byrne.*

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to the Proxy Statement).

*	Previously filed with the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on May 27, 2003.

SIGNATURES

     After due inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 1, 2003

MEDIA SOURCE, INC. by: /s/ S. Robert Davis S. ROBERT DAVIS Chairman and President

/s/ S. Robert Davis

S. ROBERT DAVIS

/s/ Charles R. Davis

CHARLES R. DAVIS

/s/ Melissa L. Davis

MELISSA L. DAVIS

/s/ Laura D. Byrne

LAURA D. BYRNE

/s/ Thomas Byrne

THOMAS BYRNE

EXHIBIT INDEX

EXHIBIT NUMBER

(a)(1)	Definitive Proxy Statement filed with the Securities and Exchange Commission on August 1, 2003 (the“Proxy Statement”).

(a)(2)	Form of Proxy filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(b)	The Huntington National Bank Commitment Letter dated May 16, 2003.*

(c)(1)	Opinion of Commonwealth Business Advisory Group, LLC (incorporated herein by reference to the Proxy Statement).

(c)(2)	Letter dated April 18, 2003 from Commonwealth Business Advisory Group, LLC to special committee of the Media Source board of directors.*

(c)(3)	Memorandum and Analysis Regarding Buyout Proposal, prepared by Commonwealth Business advisory Group, LLC.*

(d)(1)	Agreement and Plan of Merger dated April 21, 2003, by and among Media Source, Inc., a Delaware corporation; and MSI Merger Corp., an Ohio corporation (incorporated herein by reference to the Proxy Statement).

(d)(2)	Subscription Agreement dated as of May 23, 2003, by and among MSI Merger Corp., S. Robert Davis, Charles R. Davis, Melissa L. Davis, Laura D. Byrne, and Thomas Byrne.*

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to the Proxy Statement).

*	Previously filed with the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on May 27, 2003.